Wilson Sonsini Goodrich & Rosati Professional Corporation 1700 K Street NW Fifth Floor Washington, D.C. 20006-3817 O: 202.973.8800 F: 202.973.8899

May 23, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Justin Dobbie

Sonia Bednarowski

William Schroeder

John Spitz

Re:	Bitwise 10 Crypto Index Fund

Amendment No. 6

Registration Statement on Form 10

Filed April 21, 2022

File No. 000-56270

Ladies and Gentlemen:

On behalf of our client, Bitwise 10 Crypto Index Fund (“Bitwise” or the “Company”), we submit this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated May 17, 2022, relating to the above-referenced Registration Statement on Form 10 (the “Form 10”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

Amendment No. 6 to Registration Statement on Form 10

General

1.

Refer to your responses to comments 22 and 24 of our letter dated May 24, 2021 and subsequent related comments. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in with respect to these matters.

AUSTIN    BEIJING    BOSTON    BOULDER    BRUSSELS     HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SALT LAKE CITY    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

May 23, 2022

In response to the Staff’s comment, the Company acknowledges that the Staff’s decision not to issue additional comments should not be interpreted to mean that the Staff either agrees or disagrees with the Company’s responses, including any of the Company’s conclusions made, positions taken, or practices engaged in with respect to these matters.

Securities and Exchange Commission

May 23, 2022

Please direct any questions regarding the Company’s response to me at (202) 973-8808 or rrosenblum@wsgr.com.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert H. Rosenblum
Robert H. Rosenblum